UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number: 1-11997

SPHERION CORPORATION

401(k) Benefit Plan

2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309

(Address of principal executive offices) (Zip code)

(954) 308-7600

(Registrant’s telephone number, including area code)

SPHERION CORPORATION 401(k) BENEFIT PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SIGNATURES

EXHIBIT INDEX

Note:                        Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrative Committee
Spherion Corporation 401(k) Benefit Plan

We have audited the accompanying statements of net assets available for benefits of Spherion Corporation 401(k) Benefit Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such supplementary schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

Miami, Florida
June 21, 2006

SPHERION CORPORATION 401(k) BENEFIT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,

Assets	2005	2004

Investments, at fair value:
Shares of registered investment companies	$65,608,013	$68,271,015
Shares of common trust funds	23,584,377	27,745,290
Spherion Corporation common stock*	2,725,984	2,879,898
T. Rowe Price TradeLink Plus	565,580	628,298
Participant loans receivable	1,011,592	1,186,774

TOTAL INVESTMENTS	93,495,546	100,711,275

Contribution Receivable:
Employer	568,284	592,695
Employee	343,735	103,187

TOTAL CONTRIBUTIONS RECEIVABLE	912,019	695,882

Cash	5,611	—

NET ASSETS AVAILABLE FOR BENEFITS	$94,413,176	$101,407,157

* Nonparticipant-directed (See Note 4)

The accompanying notes are an integral part of these financial statements.

SPHERION CORPORATION 401(k) BENEFIT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
INVESTMENT INCOME:
Net appreciation in fair value of investments	$3,303,335
Dividend income	3,445,793
Interest income	51,193
TOTAL INVESTMENT INCOME	6,800,321

CONTRIBUTIONS:
Employee	7,158,963
Employer	587,474
Employee rollovers	684,106
TOTAL CONTRIBUTIONS	8,430,543

TOTAL ADDITIONS	15,230,864

DEDUCTIONS:
Benefits paid to participants	22,092,855
Administrative expenses	131,990

TOTAL DEDUCTIONS	22,224,845

NET DECREASE	(6,993,981)

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	101,407,157

END OF YEAR	$94,413,176

The accompanying notes are an integral part of these financial statements.

SPHERION CORPORATION 401(k) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE 1. DESCRIPTION OF THE PLAN

Spherion Corporation 401(k) Benefit Plan (the “Plan” or the “Spherion Plan”) is a defined contribution plan sponsored by Spherion Corporation (the “Plan Sponsor” or “Spherion”). Covered employees are eligible for participation under the Plan after completing 45 days of service. Covered employees are employees actively employed by Spherion, excluding flexible employees, employees whose prior year’s gross compensation exceeded $135,000 and certain other employees defined by Spherion Corporation as highly compensated employees. The Summary Plan Description includes a detailed description of covered employees.

Non-highly compensated employees can contribute, on a pre-tax basis, an amount equal to but not less than 1% nor more than 50% of the employee’s eligible 401(k) compensation or a maximum of $14,000 for 2005. Highly-compensated employees (employees with gross compensation between $95,000 and $135,000), can contribute, on a pre-tax basis, an amount equal to but not less than 1% nor more than 4% of the employee’s eligible 401(k) compensation. All participant and the employer basic matching contributions are 100% participant-directed. Employees’ contributions and actual earnings thereon are fully vested and nonforfeitable at the time of contribution.

Employer contributions vest on a graduated scale from one to five years of service, as defined, and become 100% vested at the end of five years or upon retirement at age 65, permanent disability, or death. Employees designated as hourly consultants, professional flexible employees, managed services employees, or highly-compensated employees are not eligible for matching contributions. The employer matching contribution to all eligible participants is 25% of the first 2% of the employee’s contribution and 50% of the employee’s contribution that exceeds 2% but does not exceed 4% of the participant’s compensation. The total employer contribution will not exceed 1.5% of a participant’s compensation. The match is applied on the last day of the Plan year to all eligible employees designated as active as of December 31.

Plan earnings are allocated to individual accounts based on investment gains and losses experienced by those investments. Loans are limited to the lesser of $50,000 or 50% of the participant’s vested account balance.

Plan participants who leave Spherion as a result of termination, retirement, or permanent disability may elect to receive their entire vested account in a lump sum or a rollover into another qualified plan, or if the balance exceeds $1,000, the participant may retain their vested balance in the Plan. Contributions will remain in the Plan and continue to earn based on the investment fund of the participant’s choice until their entitlement is withdrawn or rolled over into another qualified plan.

Although Spherion has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event that the Plan should be terminated, all Plan assets shall be allocated to the participants as described in the full text of the Plan. Administrative expenses are charged to Plan participant accounts. The Plan Sponsor directly pays all legal and accounting expenses for the Plan.

Plan participants can invest up to 50% of their total vested balance in stocks and bonds outside of the core investment offerings (T. Rowe Price TradeLink Plus). Any transaction costs to purchase or sell shares under this investment option are paid from the participant’s vested account balance.

Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Investments

Investments are stated at fair value, determined using quoted market prices. Net appreciation in the fair value of investments is determined by using the beginning of the year values or purchase price if acquired during the year. Participant loans receivable bear interest which is set at the Prime interest rate plus 1% at the time of issuance and are collectible over a period not to exceed 5 years, except for loans that are designated for a participant’s principal residency, which are collectible over a period not to exceed 15 years. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Forfeited Accounts

For the year ended December 31, 2005, forfeitures on nonvested accounts totaled $153,941. Forfeitures are retained in the Plan and used to offset future employer contributions. In 2005, the Plan received the 2004 employer match of $592,695 (net of $155,000 of forfeitures used to reduce employer contributions). In 2006, the Plan received the 2005 employer match of $568,284 (net of $106,000 of forfeitures used to reduce employer contributions).

NOTE 3. INVESTMENTS

The following presents investments that make up 5% or more of the Plan’s net assets as of December 31:

	2005	2004
T. Rowe Price Stable Value Fund
(15,523,212 shares and 18,298,498 shares, respectively)	$15,523,212	$18,298,498
T. Rowe Price Dividend Growth Fund
(355,849 shares and 396,189 shares, respectively)	8,106,239	9,080,645
T. Rowe Price Personal Strategy Balanced Fund
(411,239 shares and 450,583 shares, respectively)	7,718,950	8,196,110
T. Rowe Price Personal Strategy Growth Fund
(624,380 shares and 687,965 shares, respectively)	14,416,939	15,073,318
T. Rowe Price Mid-Cap Growth Fund
(342,224 shares and 364,156 shares, respectively)	18,527,993	18,164,093
T. Rowe Price Equity Index Trust
(225,109 shares and 276,465 shares, respectively)	8,061,165	9,446,792
T. Rowe Price Small-Cap Stock Fund
(182,613 shares and 208,883 shares, respectively)	5,991,544	6,646,664

The Plan’s investments (including gains and losses on investments bought and sold during the year ended December 31, 2005) appreciated in value by $3,303,335 as follows:

2005
Shares of registered investment companies	$2,560,067

Shares of common trust funds	364,705

T. Rowe Price TradeLink Plus	2,400

Spherion Corporation common stock	376,163

$3,303,335

NOTE 4. NONPARTICIPANT-DIRECTED INVESTMENTS

All participant and employer matching contributions are now 100% participant-directed. In prior years, Spherion could, at its discretion, make an additional annual contribution which was not participant-directed, all of which was invested in Spherion Corporation common stock. In accordance with Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters”, as participant and nonparticipant-directed amounts of Spherion Corporation common stock cannot be separately determined, the stock fund is considered to be nonparticipant-directed.

Information about the net assets and the significant components of the changes in net assets relating to Spherion Corporation common stock is as follows for the year ended December 31, 2005:

ADDITIONS:
Net appreciation in fair value of investments	$376,163
Interest income	3,602
Employee contributions	115,573
Employer contributions	20,325
Loan principal repayments	35,995
Employee rollovers	379

TOTAL ADDITIONS	552,037

DEDUCTIONS:
Distributions to Plan participants	480,136
Interfund transfers	177,410
Loan withdrawals	33,661
Forfeitures	11,057
Administrative expenses	3,687

TOTAL DEDUCTIONS	705,951

NET DECREASE	(153,914)

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	2,879,898

END OF YEAR	$2,725,984

NOTE 5. PLAN COMMITTEE AND TRUSTEE

The Plan provides for selection of an Administrative Committee, a Plan Administrator, and a Trustee by the Board of Directors of Spherion. The Administrative Committee is responsible for the general administration of the Plan, the interpretation of its provisions, and the reporting and disclosure requirements under ERISA. T. Rowe Price is the Trustee of the Plan and is also the Plan’s Administrator.

NOTE 6. PLAN TAX STATUS

The plan obtained its latest determination letter on April 9, 2002, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 7. PARTY-IN-INTEREST TRANSACTIONS

All plan investments, excluding participant loans, represent a party-in-interest to the Plan (T. Rowe Price, the Plan’s Trustee and Administrator, and Spherion, the Plan’s Sponsor). The Plan Sponsor pays all legal and accounting fees of the Plan.

NOTE 8. RISKS AND UNCERTAINTIES

The plan invests in various investment securities. Investments securities are exposed to various risks such as interest rates, credit risks, market conditions and specific risks associated with the securities held by the various investment fund choices within the Plan. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPHERION CORPORATION
401(k) Benefit Plan

DATE—June 28, 2006	By:	/s/ Stephen Karp
Stephen Karp
Vice-President, Compensation and Benefits

EXHIBIT INDEX

Exhibit
Number	Exhibit Name
23.1	Consent of Morrison, Brown, Argiz & Farra LLP, Independent Registered Public Accounting Firm
99.1	Form 5500, Schedule H, Line 4(i)—Supplemental Schedule of Assets (Held at End of Year)